Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: September 11, 2018

On September 11, 2018, Unilever N.V. and Unilever PLC sent the following communications to employees with shares at Fidelity:

11 September 2018

Dear Colleague,

Simplification and related updates to share plan arrangements

As you will have seen, Unilever is proposing to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity incorporated in the Netherlands (“New Unilever NV”), which will be renamed Unilever NV on completion of Simplification. For more detail on why and how we are simplifying our corporate structure, we recommend you read the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018 which can be found here www.unilever.com/simplification

I am writing to outline how Simplification will work, and how our share plan arrangements will be updated to reflect Unilever’s new corporate structure. Essentially, if Simplification is approved, it will result in New Unilever NV becoming the ultimate parent of the Unilever group and your existing shares or awards over NV and/or PLC shares (which for these purposes may include NV NYRSs and/or PLC ADSs) will be exchanged for shares or awards over shares in New Unilever NV (which for these purposes may include New Unilever NV ADSs) on a one for one basis. This is consistent with the wider Simplification process. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States.

When will Simplification take place?

Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. Subject to shareholder approval, it is anticipated that implementation of Simplification will occur on 24 December 2018. Announcements will be made in due course if this timetable changes.

Impact of Simplification on your entitlements under the Unilever share plans

As you participate, or have previously participated, in the Unilever share plans you currently hold shares or awards over NV and/or PLC shares which will be impacted by Simplification:

•             Shares: If you hold Unilever shares (for example, if you hold a vested award in a Unilever share plan, investment shares under the SHARES plan or investment shares under the MCIP) you will be treated in the same way as other Unilever shareholders, which includes having the ability to vote on Simplification at the relevant Shareholder Meetings. As a result of Simplification, your shares will be exchanged for New Unilever NV shares and you will be entitled to receive one New Unilever NV share (or an interest over one New Unilever NV share) for each NV and/or PLC share you hold when Simplification takes place. If you hold investment shares under the SHARES plan or under the MCIP, your exchanged New Unilever NV shares will continue to be held for you on the same terms after Simplification, e.g. they will be released at the same time and subject to the same conditions.

•             Awards: If you hold an outstanding award under any of the Unilever share plans, being the Unilever Share Plan 2017, the Unilever North America Omnibus Equity Compensation Plan, the Management Co-Investment Plan 2010, the Global Share Incentive Plan 2007 or the BCS Global Performance Share Program, (that is, a conditional right to acquire NV or PLC shares in the future), under the rules of the Unilever share plans, immediately following Simplification, your existing awards over NV and PLC shares will be automatically exchanged on the same one-for-one ratio for awards over New Unilever NV shares. Immediately after Simplification, you will therefore hold awards over New Unilever NV shares with equivalent terms as to rights of vesting and other substantive terms and conditions as you held immediately before Simplification.  After Simplification has completed, you will be able to view your awards (which will be over New Unilever NV shares) by logging on to the Fidelity portal.

What action do I need to take?

If you hold shares under a Unilever share plan and you would like to give voting instructions in respect of your shares, please keep a look out for the separate communication you will be sent by Fidelity as action will be required.

If you hold an unvested share award, you do not need to take any action in relation to this email.

If you have any questions please use the following helplines:

Unilever PLC shares

Computershare Investor Services PLC

+44 (0) 370 600 3977

Unilever NV shares

Georgeson NV

+31 (0) 10 3138 940

Lines are open Mondays to Fridays from 8.30 a.m. to 5.30 p.m. (local time), except on public holidays.

NV New York Registry shares & PLC ADSs

Georgeson Inc

+1 866 482 5136

Lines are open Mondays to Fridays from 9.00 a.m. to 11.00 p.m. (Eastern Standard Time), except on public holidays.

Please note that, for legal reasons, the helpline cannot provide advice on the merits of simplification or give any legal, tax or financial advice.

Yours faithfully

Peter Newhouse

EVP Global Head of Reward

IMPORTANT INFORMATION

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the reorganisation of Unilever NV and Unilever PLC and their respective group companies (“Simplification”) under a new holding company (“New Unilever NV”), New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares.

New Unilever NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION.

Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, Unilever NV and Unilever PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com.

This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions.

As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded.

11 September 2018

Dear Colleague,

This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser.

11 September 2018

Voting on Simplification

As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands, and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States.

Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis).

Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV Shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes.

Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below).

As a holder of Unilever shares (which for these purposes may include NV NYRSs or PLC ADSs) you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so.  For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals.

You will receive a separate communication from Fidelity explaining how to vote your shares. We recommend that you read this communication carefully and take note of any deadlines contained in it.

Best wishes,

R Sotamaa
Chief Legal Officer and Group Secretary

Unilever NV Commercial Register Rotterdam Number: 24051830
Registered Office: Weena 455, 3013 AL, Rotterdam, Nederland

Unilever PLC is Registered in England & Wales No. 41424.
Registered Office: Port Sunlight, Wirral, Merseyside, CH62 4ZD

IMPORTANT INFORMATION

Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders, and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Fidelity. The Simplification Documentation (as applicable to you) should be read in full before making any decision.

This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares.

New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION.

Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com.

This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions.

As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded

Like | Comment